UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

WIMI HOLOGRAM CLOUD INC.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center,

No. 97, Balizhuang Xili,

Chaoyang District, Beijing, The People’s Republic of China, 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Strategic Investment in MicroAlgo Inc.

On June 20, 2025, WiMi Hologram Cloud Inc. (the “Company”) entered into a Convertible Note Purchase Agreement (the “Purchase Agreement”) with its subsidiary, MicroAlgo Inc. (“MicroAlgo”). Pursuant to the Purchase Agreement, the Company purchased an Unsecured Convertible Promissory Note (the “Note”) from MicroAlgo in the principal amount of $35,000,000 for a purchase price of $32,200,000.

The purpose of the strategic investment is to provide MicroAlgo with working capital to support its ongoing growth initiatives and research and development, and to ensure the Company maintains its parent-subsidiary relationship with MicroAlgo in light of MicroAlgo’s rapid growth.

The key terms of the transaction are as follows:

●	Principal and Purchase Price: The Note has a principal amount of $35,000,000 and was acquired for a purchase price of $32,200,000, representing an 8% original issue discount. The Note has a maturity date of 360 days from the date of issuance and bears no interest.

●	Conversion Feature: The Note is convertible at any time at the option of the Company into Class A ordinary shares of MicroAlgo. The conversion price is set at a 60% discount to the lowest closing market price of MicroAlgo’s ordinary shares during the 60 trading days preceding the notice of conversion.

●·	Lock-Up Agreement: Concurrently with the purchase of the Note, the Company entered into a Lock-Up Agreement (the “Lock-Up Agreement”) restricting the sale or transfer of any Class A ordinary shares of MicroAlgo received upon conversion of the Note for a period of ten (10) years, subject to certain exceptions.

The foregoing descriptions of the Purchase Agreement, the Note, and the Lock-Up Agreement are summaries and are qualified in their entirety by reference to the full text of the agreements, which are filed as exhibits 99.1, 99.2, and 99.3 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Convertible Note
99.3	Lock Up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025

WIMI HOLOGRAM CLOUD INC.

/s/ Shuo Shi
Shuo Shi
Chief Executive Officer

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